July 26, 2013	FOIA Confidential Treatment Requested by DragonWave Inc. pursuant to Rule 83 (17 C.F.R. Section 200.83)

Via EDGAR and Email Delivery

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	DragonWave Inc.
Form 40-F for Fiscal Year Ended February 28, 2013
Amendment No. 1 to Form 40-F for Fiscal Year Ended February 28, 2013
Filed May 17 2013
File No. 001-34491

Dear Ms. Blye:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 27, 2013, regarding Form 40-F for the fiscal year ended February 28, 2013, as amended by Amendment No. 1 to Form 40-F for the fiscal year ended February 28, 2013, filed by DragonWave Inc. (the “Company”) with the Commission on May 9, 2013 and May 17, 2013, respectively.

This letter sets forth each comment of the Staff (numbered in accordance with the Staff’s comment letter) and, following each comment, sets forth the Company’s response.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text.  The word “[Redacted]” has been inserted in place of the portions so omitted.  Pursuant to the provisions of 17 C.F.R. Section 200.83, we are separately submitting a copy of this letter containing the redacted portions of this letter to the Staff and request confidential treatment for the redacted portions of this letter.

General

1.             You disclose on page 16 of Exhibit 99.1 of the amended 40-F that revenue through your strategic partnership with Nokia Siemens Networks (“NSN”) represented approximately 63% of your total revenue for the fiscal year ended 2/28/2013.  We are aware of a recent article stating that NSN provided products and services into Sudan and Syria as recently as 2011.  On page 13 of Exhibit 99.1 of the amended Form 40-F you refer to an agreement to supply products for use in the Caribbean.  Additionally, on page 15 you refer to your direct sales and business development team organized across geographic regions including the Middle East and Africa.  Cuba, Syria and Sudan, countries located in the referenced regions, are designated by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements.  Your response should describe any products, equipment, technology or services you have provided into Cuba, Syria and Sudan, directly or indirectly, and any agreements, arrangements or other contacts with the governments of those countries or entities they control.

Company Response:  The Company has a robust compliance program devoted to ensuring that its global business is conducted in compliance with all applicable trade laws and regulations, including but not limited to related sanctions and export controls.  In 2009 the Company upgraded its compliance program.  As part of its compliance program, the Company’s practice is to screen the names and locations of all buyers and potential buyers to ensure that they do not do business with any company or party in contravention of U.S. or Canadian law.  The buyers are re-screened daily through an automated computer program to ensure that the Company remains in compliance.  At no time have any of the buyers that have been screened appeared on a restricted list.  A list of all countries to which the Company has shipped products, provided services and/or sent bills since 2006 is attached.

The Company does not have any business operations, subsidiaries, affiliated entities, offices, investments, or employees in Cuba, Sudan or Syria.  The Company has never had any form of agreement, arrangement, or other form of contact with the governments of Cuba, Sudan or Syria, or, to its knowledge, entities those governments control or from those states. The Company has never sold or shipped its products to Cuba, Sudan or Syria.  The Company has encountered potential business opportunities in Cuba, Sudan, and Syria but has not entered into any agreement with, sold to, or shipped its products to Cuba, Sudan or Syria. 1

Additionally, the Company currently operates under a Canadian export control permit valid through December 30, 2014 that covers the export of all of its cryptographic goods and related documentation.  (The Company’s non-cryptographic goods are not regulated and are thus not subject to export permits.)  The Company is and has remained in compliance with its export control permit which prohibits the export of cryptographic goods to Cuba, Sudan and Syria, among other sanctioned nations.

Further, since 2009 the Company’s policies and procedures with respect to sales agreements, whether with the end users or with resellers, is to explicitly state that buyers/ resellers “will not directly or indirectly export, re-export, or transship the Product or Documentation in violation of any export or re-export laws or regulations of Canada, the United States or other countries,” or include substantially similar language as required by the export control permit.  Such agreements then explicitly list prohibited end use destinations which include Cuba, Sudan and Syria, among other sanctioned nations.  Since 2009 it has been the Company’s policy for this or similar language to appear in all sales agreements, including the Company’s standard form reseller agreement, and similar language is included in the agreement with Nokia Siemens Networks (“NSN”).

1  [Redacted]

The Company acknowledges that its sales to NSN constituted approximately 63% of the Company’s total sales for the Company’s fiscal year ending February 28, 2013.  [Redacted]  As the response above demonstrates, the Company has not shipped any products whatsoever to Cuba, Sudan or Syria.

Most of the products shipped to NSN are non-cryptographic goods, and thus not subject to export controls.2   The agreement with NSN, however, includes substantially similar language to the Company’s standard reseller agreement and explicitly states that NSN will not directly or indirectly export to restricted locations, including Cuba, Sudan and Syria, among other sanctioned nations.3  [Redacted]

2.             Please discuss the materiality of any contacts with Cuba, Syria and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

Company Response:  The Company does not believe that the limited contacts with respect to Cuba, Sudan and Syria that did not result in any sales or revenues described in response to the foregoing comment are in any way material in quantitative or qualitative terms, nor does the Company believe that such limited contacts present a material investment risk to its stockholders. The Company has done no business with Cuba, Sudan and Syria and does not believe that limited inquiries into potential business are in any way material.

Acknowledgement

As requested by the Staff, the Company hereby acknowledges that:

1.             the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

2  [Redacted]

3  [Redacted]

3.             the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (613) 599-9991 Ext 2253.

Very truly yours,

DragonWave Inc.

/s/ Russell Frederick
Russell Frederick
Chief Financial Officer

cc:           Larry Spirgel

Assistant Director

Division of Corporation Finance

Attachments:

List of Countries to which the Company has Shipped Products, Provided Services and/or Sent Bills

List of Countries to which the Company has Shipped Products, Provided Services and/or Sent Bills

[Redacted]